Exhibit 99.4

German bail-in law strengthens position of depositors and counterparties

In EUR bn, as of 1 January 2017

- Depositors, derivative counterparties, holders of structured notes and money market instruments sit above EUR 57bn of equity, Tier 1 and Tier 2 instruments and also EUR 51bn of senior plain vanilla debt liable for bail-in
- DB has more than EUR 109bn of Total Loss Absorbing Capacity (TLAC). Senior plain-vanilla debt < 1 year will not qualify as TLAC but still represents loss-absorbing capacity
- As a result, CDS & Senior Unsecured bonds yields are no longer appropriate risk proxies for such liabilities



Deposits ≤100k EUR(1)
Deposits EUR>100k of natural persons /SMEs
Other deposits(2), structured notes, MM instruments, operating liabilities
Loss participation only if TLAC is exhausted
51
Plain-vanilla senior notes and Schuldscheine (unless qualified as deposits)(3)
10
Tier 2(4)
5
AT1
43
CET1 (fully loaded)
EUR 109bn of TLAC
31 Mar 2016

Note: Figures may not add up due to rounding differences
(1) Insured deposits are excluded from bail-in
(2) Deposits >EUR 100k of large caps, all deposits of financial institutions
(3) Includes all non-callable plain-vanilla senior debt (including Schuldscheine and other domestic registered issuance) > 1 year, irrespective of issuer jurisdiction and governing law
(4) Includes legacy Tier 1 instruments issued by DB AG or DB-related trusts; time to maturity or time to call > 1 year; nominal values

Deutsche Bank
Investor Relations
1Q2016 results
28 April 2016
financial transparency.
1